Koppers Holdings Inc.

436 Seventh Avenue

Pittsburgh, PA 15219

May 14, 2008

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention: John Cash, Accounting Branch Chief

Re:	Koppers Holdings Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Definitive Proxy Statement on Schedule 14A filed April 4, 2008 File No. 001-32737

Dear Mr. Cash:

We received your letter dated April 30, 2008 regarding the Securities and Exchange Commission’s (the “SEC” or the “Commission”) review of our Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and our Definitive Proxy Statement on Schedule 14A filed April 4, 2008. In connection with responding to the SEC’s comments, we acknowledge that:

a)	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

SEC Comment:

1.	To the extent applicable, our comments should also be complied with in the future filings of Koppers Inc.

United States Securities and Exchange Commission

Company Response:

The suggested revisions will be made in future filings of Koppers Inc. and Koppers Holdings Inc. to the extent applicable.

Business, page 3

SEC Comment:

2.	We note your risk factor disclosure on page 12 concerning your dependence on major customers. In future filings, please address this dependence in your business discussion. When doing so, please provide the name of any customer who represents 10 percent or more of your consolidated revenues if the loss of such customer would have a material adverse effect on you and your subsidiaries taken as a whole. Please see Item 101(c)(1)(vii) of Regulation S-K.

Company Response:

We acknowledge your comment and in future filings will address our dependence on major customers in our business discussion. In 2007, none of our customers accounted for 10 percent or more of our consolidated revenues, the loss of which would have a material adverse effect on us and our subsidiaries taken as a whole. Sales to the customer we referenced in our risk factor disclosure on page 12 as accounting for approximately 10 percent of out total net sales are actually less than 10 percent of our consolidated revenues, but round to 10 percent. In future filings, we will name any customer and its relationship, if any, with us or our subsidiaries if sales to such customer by one or more segments are made in an aggregate amount equal to 10 percent or more of our consolidated revenues and the loss of such customer would have a material adverse effect on us and our subsidiaries taken as a whole.

Financial Statements and Supplementary Data, page 40

Consolidated Statement of Cash Flows, page 46

SEC Comment:

3.	Please explain to us the specific nature of the “change in reserves” line item.

Company Response:

The “change in reserves” line item in the Consolidated Statement of Cash Flows encompasses changes in the “accrued postretirement benefits” and “other long-term liabilities” line items in the Consolidated Balance Sheet.

Note 2 - Summary of Significant Accounting Policies - Revenue Recognition, page 49,

SEC Comment:

4.	Please tell us and revise future filings to clarify when payments related to untreated crossties and wood treating services are generally due.

United States Securities and Exchange Commission

Company Response:

Payments are generally due within 30 days of the invoice date. We will revise future filings to clarify this.

Note 20 - Commitments and Contingent Liabilities, page 71

SEC Comment:

5.	We note your disclosure of the Timtech matter. To the extent there is a reasonable possibility that a loss may have been incurred, please tell us and revise future filings to indicate if any amounts have been accrued and to quantify an estimate of the possible loss or range of loss or state that the loss cannot be estimated. See paragraphs 9 and l0 of SFAS 5 for guidance.

Company Response:

We acknowledge your comment. This matter was settled and our Form 10-Q for the quarter ended March 31, 2008 reflects the final settlement.

SEC Comment:

6.	You disclose that “Koppers Inc. is currently a defendant in lawsuits in which the plaintiffs allege exposure to benzene, benzene containing products and other products, including oils and solvents sold by Koppers Inc.” Please tell us and revise future filings to quantify the dollar amounts of damages being sought in these matters.

Company Response:

As we mentioned in the Form 10-K, there were 10 cases pending as of December 31, 2007, which is unchanged as of the date of this letter. The plaintiffs in one of these cases seek compensatory damages in an unspecified amount in excess of the court’s minimum jurisdictional limit. The plaintiff in another case seeks to recover compensatory, punitive and exemplary damages in an unspecified amount in excess of the court’s minimum jurisdictional limit, while the plaintiff in a third case seeks special damages in excess of $50,000. The plaintiffs in the remaining seven of these cases seek to recover compensatory and punitive damages in an unspecified amount in excess of the court’s minimum jurisdictional limit. In our Form 10-Q for the quarter ended March 31, 2008, we reflect, and in future filings we will reflect, the amounts of damages being sought in these matters as described in this response.

SEC Comment:

7.	In paragraph 2 of the Somerville Cases, you disclose that Koppers Inc. was served with cases in September 2006, October 2006 and May 2007. Additionally, in paragraph 6, you

United States Securities and Exchange Commission

state that Koppers Inc. was named a defendant in six cases filed in December 2007. Please tell us and revise future filings to quantify the amount of damages sought in these Somerville matters.

Company Response:

The plaintiffs in the case in which Koppers Inc. was served in September 2006, seek compensatory damages in an unspecified amount in excess of the court’s minimum jurisdictional limit. The plaintiffs in the case in which Koppers Inc. was served in October 2006, seek compensatory and punitive damages in an unspecified amount in excess of the court’s minimum jurisdictional limit. The plaintiffs in the case in which Koppers Inc. was joined in May 2007, as well as the plaintiffs in the six cases that were filed on December 27, 2007, seek compensatory and punitive damages in excess of $75,000. In our Form 10-Q for the quarter ended March 31, 2008, we reflect, and in future filings we will reflect, the amounts of damages being sought in these Somerville matters as described in this response.

SEC Comment:

8.	In regard to your disclosure under contingent liabilities, please explain to us and clarify in future filings why you are unable to provide a range of loss related to severance benefits.

Company Response:

As we noted in the disclosure relating to this contingent liability in the Form 10-K, we expect to retire from service an owned vessel used to transport carbon material products and raw materials. In connection with this retirement and under a contractual arrangement with the vessel’s operator, we may be liable to reimburse the vessel’s operator for severance benefits it pays to its employees. There are a number of uncertainties regarding the obligation to fund such benefits and the extent of the liability, if any, under the contractual arrangement. To the extent we determine that we are liable to fund the severance arrangement, we have been provided an estimate by the vessel’s operator that the obligation could be as high as $4.0 million. Any such liability, however, can not be definitively determined until such time as the vessel is decommissioned from active service. In our Form 10-Q for the quarter ended March 31, 2008, we did clarify, and in future filings we will clarify, the potential range of loss related to the severance benefit as described in this response.

Controls and Procedures, page 80

SEC Comment:

9.

We note that your disclosure controls and procedures are “effective.” However, your disclosure does not provide the full definition of “disclosure controls and procedures” as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you

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file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Additionally, please revise future filings to include the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them.

Company Response:

We acknowledge your comment and confirm that our disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act of 1934, as amended, are accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. In our Form 10-Q for the quarter ended March 31, 2008, we state that our disclosure controls and procedures are effective, without defining them. Likewise, in future filings, we will state that our disclosure controls and procedures are effective or ineffective, without defining them.

Definitive Proxy Statement on Schedule 14A filed April 4, 2008

Executive Compensation, page 23

Compensation Element Details, page 27

Annual Bonus/Incentive, page 27

SEC Comment:

10.	In future filings, please describe the type of factors that are considered when undertaking the subjective review of an executive’s performance for purposes of determining the amount of the executive’s bonus, including any pre-established goals.

Company Response:

In future filings, we will describe the type of factors that are considered when undertaking the subjective review of an executive’s performance for purposes of determining the amount of the executive’s bonus, including any pre-established goals.

SEC Comment:

11.	In future filings, please indicate by dollar amount the size or range (e.g., threshold, target and maximum) of the pool from which you fund the cash bonus and incentive payments to your executives.

Company Response:

In future filings, we will indicate by dollar amount the size or range of the pool from which we fund the cash bonus and incentive payments to our executives.

United States Securities and Exchange Commission

SEC Comment:

12.	In future filings, please provide an illustration of the operation of the annual bonus/incentive payment calculation by using one or more of your executives as an example.

Company Response:

In future filings, we will provide an illustration of the operation of the annual bonus/incentive payment calculation for a hypothetical executive officer.

Long-Term Equity Incentives, page 29

SEC Comment:

13.	In future filings, please indicate by dollar amount the target amount for the performance-based restricted stock units.

Company Response:

In future filings, we will indicate by dollar amount the target amount for the performance-based restricted stock units.

Sincerely,

/s/ Brian H. McCurrie
Brian H. McCurrie
Chief Financial Officer